Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Crescent Point Energy Corp. (“Crescent Point” or the “Company”)

2000, 585 – 8th Avenue SW

Calgary, Alberta, T2P 1G1

Item 2	Date of Material Change

March 28, 2023

Item 3	News Release

A news release relating to the material changes described herein was disseminated through the facilities of Cision and subsequently filed on SEDAR on March 28, 2023.

Item 4	Summary of Material Change

On March 28, 2023, Crescent Point’s wholly-owned partnership, Crescent Point Resources Partnership (the “Partnership”), entered into an asset sale agreement (the “Asset Sale Agreement”) with Spartan Delta Corp. (the “Vendor”) pursuant to which the Partnership has agreed to acquire the Vendor’s Montney assets in Alberta (the “Assets”) for total consideration of $1.7 billion, subject to customary closing adjustments (the “Acquisition”). Closing of the Acquisition is subject to customary closing conditions and is expected to occur in the second quarter of 2023.

The purchase price for the Acquisition will be paid in cash, which is expected to be funded through the Company’s existing credit facilities. A copy of the Asset Sale Agreement has been filed on SEDAR under Crescent Point’s corporate profile.

Item 5.1	Full Description of Material Change

The Acquisition

Overview

Crescent Point is the Managing Partner of the Partnership and the owner of all the issued and outstanding shares of the other partner of the Partnership, Crescent Point Holdings Ltd. On March 28, 2023, the Partnership entered into the Asset Sale Agreement with the Vendor pursuant to which the Partnership agreed to acquire the Assets from the Vendor for total consideration of $1.7 billion (the “Base Purchase Price”). Closing of the Acquisition (the “Closing”) is subject to customary closing conditions and is expected to occur in the second quarter of 2023 with a May 1, 2023 effective date.

The Acquisition is not a “significant acquisition” for the purposes of Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations.

Pursuant to the Acquisition, the Partnership will acquire 600 net locations in the Alberta Montney area of which 163 are booked as proved plus probable and approximately 437 are not booked at May 1, 2023 (the effective date of the evaluation). The Acquisition includes approximately 38,000 boe/day of existing production. See “Description of the Assets” in this material change report. The Assets consist of 2P reserves of 206.7 MMboe, as assigned by the independent evaluator McDaniel & Associates Consultants Ltd., as at May 1, 2023.

The Asset Sale Agreement

The following is a summary of the Asset Sale Agreement and is qualified in its entirety by the full text of the Asset Sale Agreement.

The Asset Sale Agreement provides for the acquisition by the Partnership from the Vendor of the Assets for the Base Purchase Price. The Base Purchase Price is subject to certain customary adjustments.

Completion of the Acquisition is subject to customary closing conditions, including, but not limited to, the following: (a) the accuracy of representations and warranties and the performance of covenants and obligations in all material respects; (b) receipt of approval of the Acquisition under the Competition Act (Canada); and (c) during the period between the date of the Asset Sale Agreement and the time of Closing, there shall have been no material adverse effect that is continuing.

The Partnership paid a $68 million deposit to the Vendor in connection with the Acquisition (the “Deposit”). If Closing does not occur due to a material breach by the Partnership of its representations and warranties or covenants in the Asset Sale Agreement and that breach materially impedes or delays the completion of the transaction, the Vendor will be entitled to the deposit and any interest thereon, other than if Closing does not occur due to a material breach by the Vendor of any of its representations, warranties or covenants in the Asset Sale Agreement. The Vendor will not be entitled to any other remedy if such an event occurs.

If Closing does not occur for any reason other than as set out above, the deposit plus interest thereon shall be returned to the Partnership. If Closing does not occur due to fraud, wilful misconduct, or wilful or intentional breach of the Asset Sale Agreement, the Purchaser shall be entitled to recovery of all direct and indirect damages, including consequential damages. The Partnership shall also be entitled to obtain specific performance.

The Asset Sale Agreement contains customary representations and warranties from the Vendor and the Partnership for a transaction of this nature, including by the Vendor in respect of its corporate organization, the Assets, environmental matters, compliance with laws, financial commitments and taxes. The Asset Sale Agreement also contains representations and warranties from the Partnership, including regulatory transfer requirements and financial capacity.

Prior to the completion of the Acquisition, the Vendor has agreed not to undertake certain activities with respect to its business and assets without the Partnership’s prior written consent (not to be unreasonably withheld, delayed or conditioned) and to operate the Assets in a proper and prudent manner in accordance with good oil and gas industry practices and in compliance with applicable laws.

The Vendor and the Partnership have agreed to indemnify each other in respect of certain losses and liabilities arising out of breaches of representations and warranties and breaches of any covenants. These indemnities are subject to certain limited exceptions, survival periods, minimum thresholds and maximum amounts, in a manner which is customary for agreements of this type. In addition, the Partnership has agreed to indemnify the Vendor once Closing has occurred for all environmental liabilities pertaining to the Assets, unless relating to a breach of an environmental representation and warranty made specifically by the Vendor. Subject to certain limited exceptions, neither the Vendor nor the Partnership will be liable to the other for any consequential losses, loss of profit or special or punitive damages in connection with the Asset Sale Agreement or the Acquisition.

Financing of the Acquisition

The Base Purchase Price will be funded with Crescent Point’s credit facility. Upon closing of the Acquisition, Crescent Point’s unutilized capacity under its credit facilities is expected to total approximately $850 million.

Description of the Assets

Outlined below is a description of the Assets, including the oil and gas attributable to the properties and assets, which are located in the Montney Play in Northeast Alberta.

The Assets consist of approximately 235,000 net acres of contiguous land with Montney rights in Alberta within the Gold Creek and Karr area. The Assets include a consolidated land base that is primarily Crown with a high average working interest of 96%. On a production basis, the Vendor operates approximately 100% of the Assets, which produce light crude oil, NGLs and shale gas. Production of the Assets averages approximately 38,000 boe/day and consists of approximately 40% light crude oil, 13% NGLs and 47% shale gas. Total proved plus probable reserves associated with the Assets as at May 1, 2023 were 206.7 MMboe.

The Assets include the gathering, processing and other facilities associated with exploration and production properties, along with related contracts including those concerning gas and liquids handling and transportation.

Summary of Oil and Gas Reserves

The reserves attributable to the Assets have been independently evaluated for Crescent Point by McDaniel & Associates Consultants Ltd., an independent petroleum consulting firm (“McDaniel”), in its report dated March 27, 2023 with an effective date of May 1, 2023 prepared for Crescent Point in connection with the Acquisition (the “McDaniel Report”), which report was prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and the COGE Handbook. The statement of reserves data and other oil and gas information set forth in this material change report is dated March 27, 2023. The effective date of the reserves information provided herein is May 1, 2023, unless otherwise indicated, and the preparation date is March 27, 2023.

The following sections and tables summarize, as at May 1, 2023, the reserves attributable to the Assets and the estimated net present values of future net revenues associated with such reserves, together with certain information, estimates and assumptions associated with such reserves estimates. The data contained in the tables is a summary of the evaluation and, as a result, the tables may contain slightly different numbers than the evaluation due to rounding. The columns and rows in the tables may not add due to rounding.

It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained, and variances could be material. The reserves estimates of NGLs and shale gas attributable to the Assets provided herein are estimates only. Actual reserves may be greater than or less than the estimates provided herein. Readers should review the definitions and information contained in “Presentation of Information in this Material Change Report” in this material change report in conjunction with the following tables and notes.

The following table sets forth the estimated Company gross reserves volumes and net present value of future net revenue attributable to the Assets at May 1, 2023, using forecast price and cost cases, and are based upon 163 drilling locations that are booked as proved plus probable undeveloped locations of a potential, internally identified, 600 net drilling locations.

	Proved Developed Producing	Total Proved	Total Proved plus Probable
Reserves (MMboe - % liquids)	40.1 (50%)	147.0 (51%)	206.7 (52%)
Net Present Value ($ million - 10% Discount)	712	1,577	2,425

The estimated future net revenue to be derived from the production of reserves is based on the average forecast pricing of McDaniel, GLJ Ltd. and Sproule Associates Limited and inflation rates and foreign exchange rates as set forth in Crescent Point’s Annual Information Form, for the year end December 31, 2022 and available at www.sedar.com.

Significant Factors or Uncertainties

Changes in future commodity prices relative to the forecasts described above could have a negative impact on the reserves attributable to the Assets and, in particular, on the development of undeveloped reserves, unless future development costs are adjusted in parallel. Other than the foregoing and the factors disclosed or described in the tables above, Crescent Point does not anticipate any other significant economic factors or other significant uncertainties which may affect any particular components of the reserves data disclosed herein.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Continuous Disclosure Obligations

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, contact Mark Eade, Senior Vice President, General Counsel and Corporate Secretary by telephone at (403) 693-0020.

Item 9	Date of Report

April 6, 2023.

Forward-Looking Statements and Information

Certain statements contained in this material change report constitute “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and “forward-looking information” for the purposes of Canadian securities regulation (collectively, “forward-looking statements”). Crescent Point has tried to identify such forward-looking statements by use of such words as “could”, “should”, “can”, “anticipate”, “expect”, “believe”, “will”, “may”, “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this material change report contains forward-looking statements pertaining, among other things, to the following: statements regarding the Acquisition, including that the Acquisition will be completed substantially on the terms and within the timeline described in this material change report; that Crescent Point will realize the expected benefits of the Acquisition described in this material change report; the key attributes of the Assets, including expected production of 38,000 boe/day and approximately 600 net drilling locations; the Partnership’s plans for developing and maintaining the Assets; expected capital expenditures following completion of the Acquisition; and the unutilized capacity under the Company’s credit facilities upon closing of the Acquisition. Statements relating to “reserves” and “net present value” are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, that the reserves can be profitably produced in the future, and rely on forecast prices at which the Company can sell production from such reserves. Actual reserve values and their corresponding net present value may be greater than or less than the estimates provided herein.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this material change report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in this material change report, the Company’s Annual Information Form for the year ended December 31, 2022 under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2022, under the headings “Risk Factors” and “Forward-Looking Information”. The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2022, under the headings “Overview”, “Commodity Derivatives”, “Liquidity and Capital Resources” and “Guidance”. In addition, risk factors include: transactional risks, financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19; uncertainty regarding the benefits and costs of acquisitions and dispositions; failure to complete acquisitions and dispositions; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general, including as a result of the COVID-19 pandemic; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on Crescent Point’s behalf are expressly qualified in their entirety by these cautionary statements.

Presentation of Information in this Material Change Report

Reserves and Drilling Data

Certain terms used herein but not defined are defined in NI 51-101, CSA Staff Notice 51-324 – Revised Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities (“CSA Staff Notice 51-324”) and/or the COGE Handbook and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101, CSA Staff Notice 51-324 and the COGE Handbook, as the case may be. Unless otherwise indicated, all volumes of the reserves attributed to the Assets presented herein are on a gross basis.

Crescent Point retained McDaniel to evaluate the reserves associated with the Assets and prepare the McDaniel Report on the Assets. The statement of reserves data and other oil and gas information set forth in this material change report is dated March 27, 2023. The effective date of the reserves information provided herein is May 1, 2023, unless otherwise indicated, and the preparation date is March 27, 2023, and McDaniel prepared the McDaniel Report in accordance with the standards contained in NI 51-101 and the COGE Handbook that were in effect at the relevant time. There are numerous uncertainties inherent in estimating quantities of shale gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable shale gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable NGL and shale gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Crescent Point’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties due to the effects of aggregation. This material change report contains estimates of the net present value of Crescent Point’s future net revenue from its reserves. Such amounts do not represent the fair market value of its reserves. The recovery and reserve estimates of Crescent Point’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.

This material change report discloses 600 net drilling locations of which 163 are booked as proved undeveloped locations. Proved undeveloped locations consist of proposed drilling locations that have proved reserves, as identified in the McDaniel Report, attributed to them. Crescent Point’s ability to drill and develop these locations and the drilling locations on which Crescent Point actually drills wells depends on a number of uncertainties and factors, including, but not limited to, the availability of capital, equipment and personnel, oil and natural gas prices, costs, inclement weather, seasonal restrictions, drilling results, additional geological, geophysical and reservoir information that is obtained, production rate recovery, gathering system and transportation constraints, the net price received for commodities produced, regulatory approvals and regulatory changes. As a result of these uncertainties, there can be no assurance that the potential future drilling locations that Crescent Point has identified will ever be drilled and, if drilled, that such locations will result in additional NGLs or shale gas produced. As such, Crescent Point’s actual drilling activities may differ materially from those presently identified, which could adversely affect Crescent Point’s business.

Notice to US Readers

The oil and natural gas reserves contained in this material change report have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects of United States or other foreign disclosure standards. For example, the United States Securities and Exchange Commission (the “SEC”) generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules), but permits the optional disclosure of “probable reserves” (as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves (which are defined differently from the SEC rules) but also probable reserves, each as defined in NI 51-101. Accordingly, “proved reserves” and “probable reserves” disclosed in this material change report may not be comparable to US standards, and in this material change report, Crescent Point has disclosed reserves designated as “proved plus probable reserves”. Probable reserves are higher-risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments. Moreover, Crescent Point has determined and disclosed estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC rules require that reserves be estimated using a 12-month average price, calculated as the arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Consequently,

Crescent Point’s reserve estimates and production volumes in this news release may not be comparable to those made by companies using United States reporting and disclosure standards. Further, the SEC rules are based on unescalated costs and forecasts. All amounts in this material change report are stated in Canadian dollars unless otherwise specified.

Barrels of Oil Equivalent

Where applicable, a barrels of oil equivalent (“boe”) conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6Mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

Abbreviations

In this material change report, the following abbreviations have the meanings set forth below:

AECO	the natural gas storage facility located at Suffield, Alberta
bbls	barrels
bbls/day	barrels per day
boe	barrels of oil equivalent
boe/day	barrels of oil equivalent per day
Mbbls	one thousand barrels
Mboe	one thousand barrels of oil equivalent
Mcf	one thousand cubic feet
Mcf/day	one thousand cubic feet per day
MMboe	one million barrels of oil equivalent
MMbtu	one million British Thermal Units
MMcf	one million cubic feet
NGLs	natural gas liquids
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade